Consolidated Interim Financial Statements

(An Exploration Stage Company)

For the Six Months Ended June 30, 2008

(Unaudited and Expressed in Canadian Dollars)

Notice of No Auditor Review

The accompanying unaudited consolidated interim financial statements of Quaterra Resources Inc. have been prepared by, and are the responsibility of, the Company’s management. The Company’s independent auditor has not performed a review of these consolidated financial statements.

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Unaudited and Expressed in Canadian Dollars)

	Unaudited	Audited
	June 30, 2008	December 31, 2007
Assets
Current
Cash and cash equivalents	$5,546,240	$3,389,900
Other receivables	393,738	268,869
Prepaid and deposits	294,159	62,854
Amount due from Joint Venture Partner	372,652	581,124
	6,606,789	4,302,747
Prepaid and deposits	1,748	20,814
Equipment (Note 4)	248,973	180,452
Mineral properties (Note 5)	26,123,023	19,554,706
Reclamation bonds	159,207	139,492
Total Assets	$33,139,740	$24,198,211

Liabilities
Current
Accounts payable and accrued liabilities	$1,062,449	$1,079,779
Due to related parties	60,398	86,391
Current portion of promissory note (Note 5(g))	280,418	270,050
	1,403,265	1,436,220
Promissory note (Note 5(g))	280,418	270,050
Total Liabilities	1,683,683	1,706,270

Shareholders' Equity
Share capital (Note 6)	48,153,147	36,875,448
Commitment to issue shares (Note 9)	37,500	-
Contributed surplus	9,193,175	7,409,795
Deficit	(25,927,765)	(21,793,302)
Total Shareholder's Equity	31,456,057	22,491,941
Total Liabilities and Shareholder's Equity	$33,139,740	$24,198,211

Commitments (Note 9)

Approved on behalf of the
Board of Directors:

“Thomas Patton”	“Robert Gayton”
Thomas Patton	Robert Gayton

The accompanying notes are an integral part of the consolidated financial statements

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Operations and Deficit
(Unaudited and Expressed in Canadian Dollars)
	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Exploration Costs, net of recoveries	$119,846	$57,241	$187,835	$130,042

General Administrative Expenses
Administration	61,230	30,000	115,800	60,000
Amortization	20,462	9,357	37,071	17,186
Consulting	194,182	100,495	390,308	172,320
Directors and officers fees	12,750	5,250	25,500	16,500
Investor relations and communications	186,561	134,779	240,022	200,918
Office and general	154,551	50,972	245,799	96,822
Professional fees	213,433	95,933	419,421	171,717
Regulatory fees and taxes	63,550	10,904	103,153	49,087
Salaries and benefits	126,271	66,272	219,564	115,909
Stock based compensation (Note 6(c))	1,713,095	15,555	2,122,613	288,710
Transfer agent	8,576	4,314	13,180	13,298
Travel and promotion	22,102	40,947	75,514	94,917
	2,776,763	564,778	4,007,945	1,297,384

Operating Expenses	2,896,609	622,019	4,195,780	1,427,426

Other Income
Foreign exchange gain/(loss)	(164,454)	(413,887)	319	(490,858)
Interest	24,949	62,770	35,597	153,124
Joint venture administration fee	22,245		25,401	-
	(117,260)	(351,117)	61,317	(337,734)

Loss for the period	(3,013,869)	(973,136)	(4,134,463)	(1,765,160)

Deficit, beginning of year	(22,913,896)	(15,282,122)	(21,793,302)	(14,490,098)

Deficit, end of period	$(25,927,765)	$(16,255,258)	$(25,927,765)	$(16,255,258)

Loss per share - basic and diluted	$(0.03)	$(0.01)	$(0.05)	$(0.02)

Weighted average number of shares outstanding	86,701,457	78,489,259	85,174,343	78,262,284

The accompanying notes are an integral part of the consolidated financial statements

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Unaudited and Expressed in Canadian Dollars)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Operating Activities
Net loss for the period	$(3,013,869)	$(973,136)	$(4,134,463)	$(1,765,160)
Items not involving cash:
Amortization	20,462	9,357	37,071	17,186
Commitment to issue shares for services	22,500		37,500	-
Stock based compensation	1,713,095	15,555	2,122,613	288,710
Shares issued for services	-	22,500	22,500	22,500
Unrealized foreign exchange on promissory note	(3,740)		20,736	-
	(1,261,552)	(925,724)	(1,894,043)	(1,436,764)
Changes in non-cash working capital
Accounts receivable	(118,965)	(1,663)	(124,869)	(40,616)
Prepaid and deposits	(89,905)	36,033	(212,239)	(2,015)
Accounts payable and accrued liabilities	(43,052)	64,920	65,359	150,499
Due to related parties	(33,009)	(49,862)	(25,993)	(9,507)
Cash used in operating activities	(1,546,482)	(876,296)	(2,191,785)	(1,338,403)

Financing Activities
Shares issued for cash, net of issue costs	6,580,531	740,842	10,915,965	836,650
Cash provided by financing activities	6,580,531	740,842	10,915,965	836,650

Investing Activities
Expenditures on mineral properties	(3,683,304)	(2,145,815)	(6,651,003)	(4,230,395)
Due from Joint Venture partner	(247,129)	59,566	208,472	43,443
Purchase of equipment	(81,499)	(26,926)	(105,595)	(59,697)
Purchase of reclamation bonds	(5,855)	(24,096)	(19,715)	(45,730)
Cash used in investing activities	(4,017,787)	(2,137,271)	(6,567,840)	(4,292,379)

Increase (decrease) in cash during the period	1,016,262	(2,272,725)	2,156,340	(4,794,132)

Cash and cash equivalents, beginning of period	4,529,978	6,591,325	3,389,900	9,112,732

Cash and cash equivalents, end of period	$5,546,240	$4,318,600	$5,546,240	$4,318,600
Supplemental Information
Interest received	$24,949	$61,887	$35,597	$159,217
Mineral property cost included in accounts payable	$817,925	$42,117	$817,925	$42,117
Share issued for services	$-	$-	$22,500	$-
Share issue costs	$555,319	$108	$555,319	$5,560

The accompanying notes are an integral part of the consolidated financial statements

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholder’s Equity
(Unaudited and Expressed in Canadian Dollars)

	Common Shares		Commitment to	Share	Contributed
	Shares	Amount	Issue Shares	Subscription	Surplus	Deficit	Total
Balance as at December 31, 2006	78,104,820	$27,861,058	$-	$(17,500)	$3,709,557	$(14,490,098)	$17,063,017
Common shares issued for cash during the year:
Exercise of warrants	2,480,785	5,581,766					5,581,766
Exercise of options	2,108,500	1,288,515		17,500			1,306,015
Shares issued for mineral property acquisitions	200,000	586,000					586,000
Allotted for mineral property acquisitions	250,000	695,000					695,000
Shares issued for services	22,900	67,500					67,500
Fair value of options and warrants exercised		801,925			(801,925)		-
Share issue costs, net of future income taxes		(6,316)					(6,316)
Stock based compensation					4,502,163		4,502,163
Net loss for the year						(7,303,204)	(7,303,204)
Balance as at December 31, 2007	83,167,005	36,875,448	-	-	7,409,795	(21,793,302)	22,491,941
Common shares issued during the period:
Shares issued for cash, net of issue cost	3,482,500	10,414,556					10,414,556
Exercise of options	699,200	501,410					501,410
Shares issued for services	7,653	22,500					22,500
Fair value of options exercised		339,233			(339,233)		-
Commitment to issue shares for services			37,500				37,500
Stock based compensation					2,122,613		2,122,613
Net loss for the period						(4,134,463)	(4,134,463)
Balance as at June 30, 2008	87,356,358	$48,153,147	$37,500	$-	$9,193,175	$(25,927,765)	$31,456,057

The accompanying notes are an integral part of the consolidated financial statements

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements for Six Months Ended June 30, 2008
(Unaudited and Expressed in Canadian Dollars)

1. Nature of Operations and Going Concern

Quaterra Resources Inc. (the “Company”) is an exploration stage company incorporated under the laws of British Columbia. Its shares are listed on the TSX Venture Exchange under symbol “QTA” and the American Stock Exchange under symbol “QMM”.

The Company and its subsidiaries are engaged in the acquisition, exploration and development of precious metal properties and have not yet determined whether these mineral properties contain ore reserves. The Company has not generated any operating revenue to date and has experienced recurring operating losses.

The Company’s financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharges of liabilities in the normal course of business. As of June 30, 2008, the Company had a net working capital of $5,203,524. The ability of the Company to meet its commitments as they become due, including completion of the acquisition, exploration and development of its mineral properties, is dependent on the Company’s ability to obtain the necessary financing. Management’s plan in this regard is to raise equity financing as required. These consolidated financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern.

2. Significant Accounting Policy Changes

These unaudited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are consistent with the policies outlined in the Company’s audited consolidated financial statements for the year ended December 31, 2007 except as described below:

a) CICA Handbook Section 1535 - “Capital Disclosures”

Effective January 1, 2008, the Company adopted the recommendation of the CICA Handbook Section 1535, “Capital Disclosures”. Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclose whether it has complied with any capital requirements to which it is subject and the consequences of non-compliance.

As required under Section 1535, the Company’s objectives, policies and processes for managing capital are as follows:

The Company manages its common shares, options and warrants as capital. As the Company is in the exploration stage, its principal source of funds for its operations is from the issuance of common shares. The issuance of common shares requires approval of the Board of Directors. It is the Company’s objective to safeguard its ability to continue as a going concern, so that it can continue to explore its various properties for the benefits of its stakeholders. The Company primarily uses stock options to retain and provide future incentives to key employees and members of the management team. The granting of stock options is approved by the Board of Directors.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements for Six Months Ended June 30, 2008
(Unaudited and Expressed in Canadian Dollars)

2. Significant Accounting Policy Changes (Continued)

b) Financial Instrument CICA Handbook Section 3862 and 3863

Effective January 1, 2008, the Company also adopted the recommendations of the CICA Handbook Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation”. CICA Handbook Section 3862 modifies the disclosure requirements for Section 3861, “Financial Instruments -Disclosure and Presentation”, including required disclosure for a) the assessment of the significance of financial instruments for an entity’s financial position and performance; and b) the nature and extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. The Section requires the Company to account for certain financial assets and liabilities at fair value at each balance sheet date.

See Note 3 for disclosures related to financial instruments.

c) New Accounting Pronouncements

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that the use of International Financial Reporting Standards (“IFRS”) will be required in 2011 for public companies in Canada (i.e. IFRS will replace Canadian GAAP for public companies). The official changeover date will apply for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2009. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3. Financial Instruments

a.

Fair Value: As at June 30, 2008, the recorded amounts for cash and cash equivalents, other receivables, accounts payable and accrued liabilities, and due to related party approximate their fair value due to their short-term nature. The Company has designated its cash and cash equivalents as held for trading assets.

b.	Interest Rate Risk: The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

c.

Credit Risk: The Company does not currently generate any revenues from sales to customers nor does it hold derivative type of instruments that would require a counterparty to fulfill a contractual obligation.

Financial instruments that potentially subject the Company to credit risk consist of due from its Joint Venture partner for shared exploration costs and cash and cash equivalents or short-term investment. The Company has mitigated the risks by holding the property as collateral and placing its cash and cash equivalents or short-term investment with Canadian chartered banks and U.S. commercial banks with a DBRS, Standard and Poor’s or/and Moody’s rating of single A or better.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements for Six Months Ended June 30, 2008
(Unaudited and Expressed in Canadian Dollars)

3. Financial Instruments (Continued)
d.

Currency Risk: The Company is exposed to currency risk to the extent expenditures incurred or funds received by the Company are denominated in currencies other than the Canadian dollar (primarily US dollars and Mexican pesos). The Company does not manage the currency risks through hedging or other currency management tools.

e.

Derivatives – Mineral Properties: The Company retains and/or has obligations related to certain carried interest rights and net smelter royalties, the value of which is derived from future events and commodity prices. These rights are derivative instruments. However, the mineral interests to which they relate are not sufficiently developed to reasonably determine value.

4. Equipment

Equipment is carried at cost less accumulated amortization. Details of equipment are as follows:

		Accumulated
	Cost	Amortization	Net Book Value
Computer	$37,482	$12,318	$25,164
Equipment	42,327	17,735	24,592
Furniture	39,387	6,677	32,710
Software	52,452	28,980	23,472
Vehicles	195,140	52,105	143,035
June 30, 2008	$366,788	$117,815	$248,973

		Accumulated
	Cost	Amortization	Net Book Value
Computer	$23,249	$6,916	$16,333
Equipment	34,780	14,511	20,269
Furniture	27,045	2,463	24,582
Software	35,829	22,066	13,763
Vehicles	140,293	34,788	105,505
December 31, 2007	$261,196	$80,744	$180,452

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements for Six Months Ended June 30, 2008
(Unaudited and Expressed in Canadian Dollars)

5. Mineral Properties

The Company follows the policy of capitalizing all acquisition, exploration and development costs relating to the mineral properties. The amounts shown for mineral properties represent costs incurred to date, less recoveries; and do not necessarily reflect present or future values. These costs will be amortized against revenue from future production or written off if the property is abandoned or sold.

The Company has interests in several mineral resources properties in Mexico and the United States. The total capitalized deferred exploration and acquisition costs of mineral properties follow:

Mineral Properties	Mexico			United States					Total
	Nieves	Crestones	Mirasol	MacArthur	Yerinton	Uranium	Alaska	Other
	Silver	Gold-Silver	Gold-Silver	Copper	Copper	Properties	Cu-Ni-Gold	Properties
Balance, Dec 31, 2007	$2,405,889	$1,446,523	$540,469	$2,932,728	$1,256,078	$6,475,720	$2,783,875	$1,713,424	$19,554,706

Additions:
Acquisition	52,095	3,066	5,064	240,366	148,644	49,505	150	187,518	686,408
Assays and surveys	23,403	-	52,784	206,046	127,130	27,680	186,399	48,219	671,662
Camp costs	9,621	2,361	2,790	122,968	5,808	40,595	4,022	21,263	209,427
Drilling services	118,930	-	360,026	1,493,386	-	817,036	-	-	2,789,379
Equipment rental	-	-	-	108,963	-	3,800	839	90	113,693
Exploration support	4,961	932	7,234	131,260	135	36,220	15,130	23,523	219,394
Field supplies	14,371	1,520	606	56,948	-	7,430	56	5,900	86,830
Geological services	10,959	3,321	337	588,985	197,728	460,643	60,339	41,204	1,363,518
Project management	27,449	9,089	11,971	35,711	-	42,097	3,913	68,626	198,857
Travel	1,478	55	563	24,016	1,596	20,721	7,445	16,391	72,264
Vehicle expneses	4,302	5,580	1,939	82,372	11,433	40,646	115	10,497	156,885
	267,569	25,924	443,314	3,091,021	492,474	1,546,374	278,409	423,232	6,568,317
Balance, Jun 30, 2008	$2,673,458	$1,472,447	$983,783	$6,023,749	$1,748,552	$8,022,094	$3,062,284	$2,136,656	$26,123,023

(a)	Nieves Concessions, Mexico

The Company owns a 50% interest in the Nieves silver property located in northern Zacatecas, Mexico. The project occurs within a northwest trending mineral belt which hosts many of the world’s premier silver deposits. Additional core drilling started during the second quarter of 2008, and any new prospects identified by geologic mapping will be tested. All work plans are made in consultation with the US-based Joint Venture partner Blackberry Ventures 1, LLC (“Blackberry”), which will continue to contribute its share of ongoing exploration costs.

During the six months ended June 30, 2008, the Company has received US$509,300 from Blackberry in respect to its share of ongoing exploration costs that were incurred on the property in 2007.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements for Six Months Ended June 30, 2008
(Unaudited and Expressed in Canadian Dollars)

5. Mineral Properties (Continued)

(b)	Mirasol, Mexico

The Mirasol Project is located in southeastern Durango, Mexico in the Municipality of Simon Bolivar. The Company’s Mexico subsidiary, Minera Agua Tierrra, SA de CV, is the 100% owner of all eight concessions totalling 25,194 hectares (97 square miles) that were staked in 2006-2007.

A reconnaissance drilling program started in May 2008. The Company’s exploration plans are dependent on results of recently completed drilling.

(c)	MacArthur Claim, United States

Pursuant to an agreement entered into in October 2005 with North Exploration LLC, the Company acquired the right to earn an interest in certain unpatented mining claims covering the former MacArthur copper-oxide mine, in the Yerington district of Lyon County, Nevada. Up to June 30, 2008, the Company has paid US $110,000 and incurred US $500,000 in exploration expenditures by January 15, 2008, and may elect to acquire the property by making further payments of US$125,000 and US$2,420,000 on January 15, 2009 and 2010 respectively.

The Company has completed approximately 43,000 feet of drilling in 74 reverse circulation holes and 43 core holes at MacArthur since drilling began in 2006. During 2008, the Company will complete detailed geologic mapping and complete a NI43-101 compliant resource estimate during the second half of 2008.

(d)	Yerington, United States

On May 1, 2007, the Company received approval from the appropriate U.S. court to the acquisition of all Arimetco assets in the Yerington Mining District by a subsidiary of the Company. The purchase price comprises US$500,000 cash, 250,000 shares of the Company common stock and a 2% net smelter return royalty capped at US$7.5 million dollars on production from any claims owned by the Company in the Yerington and MacArthur mine areas. The original 180-day review period which began on July 13, 2007 was extended for an additional 240 day period to October 17, 2008.

An environmental assessment has been completed as part of the Company’s due diligence. Subject to successful completion of due diligence, the Company plans to execute the option to acquire the property and explore the property as part of its ongoing exploration drilling program at MacArthur.

As at June 30, 2008, the Company has paid a US$150,000 non-refundable deposit and issued 250,000 common shares for the purchase option.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements for Six Months Ended June 30, 2008
(Unaudited and Expressed in Canadian Dollars)

5. Mineral Properties (Continued)

(e)	Uranium Properties, United States

Pursuant to an August 2006 agreement with Nustar Exploration LLC, the Company leased 18 claims in the Arizona strip district. The Company has paid US$90,000 acquisition costs up to date and is required to make US$100,000 on August 10, 2009.

Pursuant to a June 2005 agreement with North Exploration LLC, the Company acquired an option to purchase mining claims situated in Arizona, Utah and Wyoming. Up to June 30, 2008, the Company has paid US$90,000 and issued 600,000 common shares. The Company is required to pay US$75,000, US$135,000 and US$200,000 on September 6, 2008, 2009 and 2010 respectively.

In June 2008, a new breccia pipe with high-grade uranium mineralization was discovered using a VTEM geophysical system. Additional drilling is planned later this year.

(f)	Alaskan Properties, United States

The Company’s 100%-owned Duke Island Cu-Ni-PGE prospect is located in southeast Alaska. The project consists of 129 unpatented Federal lode mining claims and 11 state of Alaska mining claims that cover an area of six square miles of multiple-use lands open to mineral development. In early 2008, a survey was conducted to identify new drilling targets. The Company is currently reviewing the survey data to determine if any of the identified anomalies have potential for massive copper-nickel mineralization.

In October 2007, the Company acquired the Herbert Glacier gold property in the historic Juneau Gold Belt of southeast Alaska. The Herbert Glacier property consists of 91 unpatented Federal lode mining claims that host four main composite vein-fault structures with ribbon structure quartz-sulfide veins. A core drilling program is planned in late summer this year to explore the property.

(g)	Other Properties, Mexico and United States

Other properties of the Company include the SW Tintic, Gray Hills, Peg Leg, Carbon County, Cave Peak (Texas claims), Copper Canyon and Wassuk Copper properties in the United States, and Las Americas, Jaboncillos, Cerro Blanco, Inde and La Reforma properties in Mexico. All these properties all are in the initial stages of exploration. Data from prior activities is limited or in the process of being acquired and studied. Total expenditures by the Company to date are minimal.

The Company has a promissory note of US$550,000 for its S.W. Tintic Claims in Juab County, Utah. The US $550,000 note has a term of two years starting August 29, 2007, with no interest. The Company has guaranteed full payment of this note.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements for Six Months Ended June 30, 2008
(Unaudited and Expressed in Canadian Dollars)

6. Share Capital

a.	Common stock: authorized unlimited common shares without par value.

On April 16, 2008 the Company completed a non-brokered private placement of 3,482,500 units at a price of US$3.20 per unit for total proceeds of US$11,144,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of US$4.20 per warrant share until October 17, 2009. In the event the Company’s shares trade at a closing price of greater than US$5.50 per share for a period of 15 consecutive days at any time after six months from April 16, 2008, the Company may accelerate the expiry date of the warrants by providing notice to the shareholders thereof and in such case the warrants will expire on the 30th day after the date on which such notice is given.

b.	Warrants

	30-Jun-2008		31-Dec-2007
		Weighted
		Average		Weighted
	Number of	Exercise Price	Number of	Average
	Warrants	(US$)	Warrants	Exercise Price
Outstanding, beginning of period	-	$-	2,623,928	$2.25
Issued	1,741,250	4.20	-	-
Exercised	-	-	(2,480,785)	2.25
Expired	-	-	(143,143)	2.25
Outstanding, end of period	1,741,250	$4.20	-	$-

c.	Stock Options

The Company has an incentive stock option plan in place under which it is authorized to grant options to directors, executive officers, employees and consultants. Stock options are exercisable once they have vested under the terms of the grant. A summary of the Company’s options is presented below:

	30-Jun-2008		31-Dec-2007

		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of period	5,559,500	$1.99	5,427,000	$0.92
Granted	2,390,000	3.31	2,261,000	3.29
Exercised	(699,200)	0.72	(2,108,500)	0.84
Forfeited	-	-	(20,000)	3.33
Outstanding, end of period	7,250,300	$2.55	5,559,500	$1.99

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements for Six Months Ended June 30, 2008
(Unaudited and Expressed in Canadian Dollars)

6. Share Capital (Continued)

c. Stock Options (Continued)

As at June 30, 2008, the Company had outstanding stock options for the purchase of an aggregate 7,250,300 common shares as follows:

Options Outstanding				Options Exercisable
		Weighted				Weighted
	Weighted	Average			Weighted	Average
	Average	Remaining			Average	Remaining
Number	Exercise Price	Contractual Life	Expiry Date	Number	Exercise Price	Contractual Life
15,000	$0.34	0.44	December 8, 2008	15,000	$0.34	0.44
95,000	0.62	0.73	March 25, 2009	95,000	0.62	0.73
287,500	0.35	2.11	August 9, 2010	287,500	0.35	2.11
200,000	0.40	2.53	January 9, 2011	200,000	0.40	2.53
125,000	1.04	2.74	March 27, 2011	125,000	1.04	2.74
75,000	1.00	2.88	May 19, 2011	75,000	1.00	2.88
100,000	1.12	2.95	June 12, 2011	100,000	1.12	2.95
1,471,800	1.55	3.07	July 28, 2011	1,471,800	1.55	3.07
100,000	1.55	3.14	August 23, 2011	100,000	1.55	3.14
100,000	1.50	3.23	September 25, 2011	100,000	1.50	3.23
100,000	2.05	3.46	December 18, 2011	100,000	2.05	3.46
75,000	2.65	3.53	January 11, 2012	75,000	2.65	3.53
25,000	2.70	3.64	February 21, 2012	25,000	2.70	3.64
2,011,000	3.33	4.05	July 20, 2012	2,011,000	3.33	4.05
80,000	3.33	4.10	August 7, 2012	80,000	3.33	4.10
200,000	3.45	4.75	March 31, 2013	200,000	3.45	4.75
2,190,000	3.30	4.97	June 19, 2013	887,500	3.30	4.97
7,250,300	$2.55	3.89		5,947,800	$2.39	3.67

The total fair value of $2,122,613 for options expensed during the period ended June 30, 2008 is listed below using the Black-Scholes option pricing model with the following assumptions:

	30-Jun-2008		30-Jun-2007
	Number		Number
	of Options	Stock-based	of Options	Stock-based
	Issued	Compensation	Issued	Compensation

Consulting	975,000	$627,405	100,000	$263,404
Directors and officers	1,095,000	1,151,515	-	25,306
Employees	320,000	343,693	-	-
Total	2,390,000	$2,122,613	100,000	$288,710

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements for Six Months Ended June 30, 2008
(Unaudited and Expressed in Canadian Dollars)

6. Share Capital (Continued)

c. Stock Options (Continued)

	30-Jun-08	Dec-31-2007	30-Jun-07
Risk-free interest rate	3.84%	4.57%	4.03%
Expected share price volatility	85.79%	89.42%	166.47%
Expected option life in years	3.0	3.0	3.0
Expected dividend yield	0%	0%	0%

7. Related Party Transactions

The Company had the following related party transactions during the six months ended June 30, 2008:

a.	$296,546 service charges (2007 - $157,396) paid to a private firm of which a director is the principal for administration, accounting, office space, and corporate development services;

b.	$19,500 consulting fees (2007 - $19,500) paid to a company of which an officer is the principal;

c.	$11,070 legal fees (2007 - $13,187) to a law firm of which a director is the principal; and

d.	$30,000 investor relations (2007 - $9,000) paid to a consulting firm of which a former is the principal.

The above transactions are conducted in the normal course of business and were measured at the amount of consideration established and agreed by the parties.

8. Segmented Information

The Company has only one industry segment, the exploration of mineral properties. The Company’s major non-current assets are distributed by geographic locations as follows:

		30-Jun-2008				31-Dec-2007
		Mineral	Reclamation			Mineral	Reclamation
	Equipment	Property	Bond	Total	Equipment	Property	Bond	Total
Canada	$15,949	$-	$-	$15,949	$22,335	$-	$-	$22,335
Mexico	71,004	5,621,341	-	5,692,345	56,276	4,693,257	-	4,749,533
U.S.A	162,020	20,501,682	159,207	20,822,909	101,841	14,861,449	139,492	15,102,782
Total	$248,973	$26,123,023	$159,207	$26,531,203	$180,452	$19,554,706	$139,492	$19,874,650

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements for Six Months Ended June 30, 2008
(Unaudited and Expressed in Canadian Dollars)

9. Commitments

The Company has following commitments in respect to mineral option payments, office space leases and service agreements:

	Mineral		Service
	Properties (1)		Agreements (3) & (4)
		Office Lease (2)		Total
Year ending December 31, 2008	$662,295	$22,800	$174,000	$859,095
Year ending December 31, 2009	950,360	-	168,000	1,118,360
Year ending December 31, 2010	2,882,692	-	168,000	3,050,692
Year ending December 31, 2011	868,784	-	168,000	1,036,784
Year ending December 31, 2012	805,563	-	84,000	889,563
Year ending December 31, 2013	632,214	-		632,214
Year ending December 31, 2014	632,214	-		632,214
Year ending December 31, 2015	836,154	-		836,154
Year ending December 31, 2016	275,319	-		275,319
Year ending December 31, 2017	275,319	-		275,319
Year ending December 31, 2018	30,591	-		30,591
	$8,851,506	$22,800	$762,000	$9,636,306

a.

The Company is required to make option payments and other expenditure commitments to maintain the properties and earn its interest. Details about the mineral properties obligations are described in Note 5 of our audited financial statements December 31, 2007.

b.	The Company has committed to operating leases for office space in Yerington, Nevada, and Kanab, Utah, in the United States; both are on a year to year basis. The combined monthly lease is US$3,800.

c.

During 2007, the Company entered into a service agreement with Manex Resource Group (“Manex”) for its Vancouver office space, administration, and corporate development at a monthly rate of $14,000. The agreement can be cancelled at anytime upon one year notice. The current expiry date is June 30, 2012.

d.

In January 2007, the Company also engaged Roman Friedrich & Company Ltd. (“Roman”) to provide financial and advisory services to the Company. The retainer fee is $15,000 per month of which $7,500 is to be paid in cash and the remaining $7,500 is payable in common shares of the Company subject to regulatory approval. As of June 30, 2008, $37,500 is to be paid in shares for the service received February to June 2008. The agreement was renewed for another year in 2008 and will expire January 2009.

10. Subsequent Events

The following occurred subsequent to June 30, 2008:

a.	The Company extended area of primary copper mineralization in the Gallagher area west of MacArthur pit.

b.	The Company acquired Cave Peak Molybdenum prospect in Texas, United States covering three breccia pipes one of which contains a significant historical resource.

c.	New breccia pipe with uranium mineralization was discovered on Arizona Strip Project.

d.	7,120 shares were issued at a price of $3.16 for services.

e.	32,500 stock options with an average exercise price of $1.36 were exercised for gross proceeds of $44,325.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements for Six Months Ended June 30, 2008
(Unaudited and Expressed in Canadian Dollars)

11. Comparative Figures

Certain 2007 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2008.

12. Reconciliation of Canadian and United States Generally Accepted Accounting Principles

Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Detailed reconciliation of Canadian GAAP and US GAAP is discussed in Note 12 in the year end audited financial statements December 31, 2007.

Reconciliation of total assets, liabilities and stockholders’ equity:

	30-Jun-08	31-Dec-07
Total assets - Canadian GAAP	$33,139,740	$24,198,211
Expensed expenditures on resource properties	(18,992,658)	(13,110,749)
Total assets - US GAAP	$14,147,082	$11,087,462

Total liabilities - Canadian & US GAAP	$1,683,683	$1,706,270

Total equity - Canadian GAAP	31,456,057	22,491,941
Expenditures on resource properties	(18,992,658)	(13,110,749)
Total equity - US GAAP	12,463,399	9,381,192
Total Liability and Shareholders' Equity per US GAAP	$14,147,082	$11,087,462

Reconciliation of net loss reported in Canadian GAAP and US GAAP:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Loss for period - Canadian GAAP	$(3,013,869)	$(973,136)	$(4,134,463)	$(1,765,160)
Expenditures on mineral properties	(3,173,004)	(1,556,918)	(5,881,909)	(3,036,323)
Net loss for period - US GAAP	(6,186,873)	(2,530,054)	(10,016,372)	(4,801,483)
Deficit, Beginning of period per US GAAP	(38,733,550)	(21,957,892)	(34,904,051)	(19,686,463)
Deficit, end of period - US GAAP	$(44,920,423)	$(24,487,946)	$(44,920,423)	$(24,487,946)

Net loss per share - Canadain GAAP	$(0.03)	$(0.01)	$(0.05)	$(0.02)
Total difference	$(0.04)	$(0.02)	$(0.07)	$(0.04)
Net loss per share - US GAAP	$(0.07)	$(0.03)	$(0.12)	$(0.06)
Weighted average number of share outstanding	86,701,457	78,489,259	85,174,343	78,122,324

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements for Six Months Ended June 30, 2008
(Unaudited and Expressed in Canadian Dollars)

12. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Continued)

Reconciliation of cash flows reported in Canadian GAAP and US GAAP:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Operating activities - Canadian GAAP	$(1,546,482)	$(876,296)	$(2,191,785)	$(1,338,403)
Adjustments for mineral expenditures	3,173,004	1,556,918	5,881,909	(3,036,323)
Cash used in operating actitivies - US GAAP	1,626,522	680,622	3,690,124	(4,374,726)

Investing activities - Canadian GAAP	(4,017,787)	(2,137,271)	(6,567,840)	(4,292,379)
Reclassification of expenditures on mineral property	(3,173,004)	(1,556,918)	(5,881,909)	3,036,323
Cash used in investing actitivies - US GAAP	(7,190,791)	(3,694,189)	(12,449,749)	(1,256,056)

Cash provided by financing activities - Canadian & US GAAP	6,580,531	740,842	10,915,965	836,650

Increase (decrease) in cash during the period	1,016,262	(2,272,725)	2,156,340	(4,794,132)

Cash, beginning of period	4,529,978	6,591,325	3,389,900	9,112,732
Cash, end of period - US GAAP	$5,546,240	$4,318,600	$5,546,240	$4,318,600